SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 6
STILLWATER MINING COMPANY
(Name of Subject Company (Issuer))

STILLWATER MINING COMPANY
(Name of Filing Person (Issuer))

1.875% Convertible Senior Notes due 2028

(Title of Class of Securities)

86074Q AD4
(CUSIP Numbers of Class of Securities)

Brent Wadman	with copy to:
Deputy General Counsel and Corporate Secretary	David Goldschmidt
Stillwater Mining Company	Skadden, Arps, Slate, Meagher & Flom LLP
1321 Discovery Drive	4 Times Square
Billings, Montana 59102	New York, New York 10036
(406) 373-8700	(212) 735-3574

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee
$166,500,000	$22,710**

* Calculated solely for purposes of determining the filing fee. The purchase price of the 1.875% Convertible Senior Notes due 2028 (the "Notes"), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 13, 2013 there was $166,500,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $166,500,000 (excluding accrued but unpaid interest).

** Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

Introductory Statement

This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2013 as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on February 27, 2013, Amendment No. 2 to Schedule TO filed with the SEC on February 28, 2013, Amendment No. 3 to Schedule TO filed with the SEC on March 1, 2013, Amendment No. 4 to Schedule TO filed with the SEC on March 12, 2013, and Amendment No. 5 to Schedule TO filed with the SEC on March 15, 2013 (as amended and supplemented, the "Schedule TO"), by Stillwater Mining Company  (the "Company"). This Schedule TO relates to the right of each holder (each, a "Holder") of the Company's 1.875% Convertible Senior Notes due 2028 (the "Notes") to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the March 12, 2008 (the "Indenture"), among the Company, Law Debenture Trust Company of New York, as trustee (the "Trustee") and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent and paying agent (the "Paying Agent"). The right of each holder (the "Holder") of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company's notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013 (the "Company Notice"), and the related materials filed as exhibits to this Schedule TO (which Company Notice and related materials, as amended or supplemented from time to time, collectively constitute the "Put Option").

This Amendment No. 6 amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment No. 6 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 6 to the Schedule TO together with the Schedule TO and the Company Notice.

This Amendment No. 6 and the Schedule TO, are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Company Notice is incorporated by reference as set forth below.

Item 4.    Terms of the Transaction.

The Put Option expired at 12:00 midnight, New York City time, on March 15, 2013 (the "Expiration Date"). As of the Expiration Date, $164,255,000 aggregate principal amount of the Notes were validly tendered and not withdrawn. The Company has accepted all of the tendered Notes pursuant to the terms of the Put Option. Following settlement of the Put Option, $2,245,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Notes. Settlement of the Put Option will occur on March 18, 2013 pursuant to the terms of the Indenture. The consideration for the Notes accepted for purchase will be paid by the Company to the Paying Agent, which will allocate such funds to the holders entitled thereto. The total consideration payable by the Company is $164,255,000.

Item 12.    Exhibits.

Number	Description	Incorporation By Reference To

(a)(1)(A)	Notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013	Exhibit (a)(1)(A) to the Company's Schedule TO-I, dated February 14, 2013
(a)(1)(B)	Notice to Holders, dated February 27, 2013	Exhibit (a)(1)(B) to the Company's Amendment No. 1 to Schedule TO-I, dated February 27, 2013
(a)(5)(A)	Current Report on Form 8-K, filed on February 26, 2013	Filed on February 26, 2013
(a)(5)(B)	Current Report on Form 8-K, filed on February 26, 2013	Filed on February 26, 2013
(a)(5)(C)	Current Report on Form 8-K, filed on February 27, 2013	Filed on February 27, 2013
(a)(5)(D)	Annual Report on Form 10-K for the year ended December 31, 2012	Filed on February 27, 2013
(a)(5)(E)	Amendment No. 1 to a Current Report on Form 8-K/A, filed on February 27, 2013	Filed on February 28, 2013
(a)(5)(F)	Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed on March 1, 2013	Filed on March 1, 2013
(a)(5)(G)	Amendment No. 1 to the Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed on March 12, 2013	Filed on March 12, 2013
(a)(5)(H)	Amendment No. 2 to the Preliminary Proxy Statement pursuant to Section 14(a) of the Secrities Exchange Act of 1934, as amended, filed on March 15, 2013	Filed on March 15, 2013
(b)	Not applicable
(d)(1)
Indenture, dated as of March 12, 2008, between the Company, as issuer, and Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent and paying agent

Exhibit 4.1 to the Company’s Form 8-K, dated March 14, 2008
(d)(2)	Form of 1.875% Convertible Senior Note due 2028	Exhibit 4.2 to the Company’s Form 8-K, dated March 14, 2008
(d)(3)	Registration Rights Agreement, dated as of March 12, 2008, between Stillwater Mining Company and Deutsche Bank.	Exhibit 4.3 to the Company’s Form 8-K, dated March 14, 2008
(d)(4)	Amended and Restated General Employee Stock Plan, dated October 23, 2003	Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended September 30, 2003, filed on October 27, 2003
(d)(5)	409A Nonqualified Deferred Compensation Plan	Exhibit 10.34 to the Company's Form 10-K for the year ended December 31, 2005, filed on March 16, 2006

(d)(6)	2004 Equity Incentive Plan	Appendix A to the Proxy statement, dated April 29, 2004
(d)(7)	409A Non-Employee Directors Deferred Compensation Plan	Exhibit 10.1 to the Company's Form 8-K, dated May 9, 2005
(d)(8)	2012 Equity Incentive Plan	Appendix A to the Proxy statement, dated March 12, 2011
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STILLWATER MINING COMPANY

Date:	March 18, 2013
		By:	/s/ Francis R. McAllister
Francis R. McAllister
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date:	March 18, 2013
		By:	/s/ Gregory A. Wing
Gregory A. Wing
Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit Index

Number	Description	Incorporation By Reference To

(a)(1)(A)	Notice to Holders of the 1.875% Convertible Senior Notes due 2028, dated February 14, 2013	Exhibit (a)(1)(A) to the Company's Schedule TO-I, dated February 14, 2013
(a)(1)(B)	Notice to Holders, dated February 27, 2013	Exhibit (a)(1)(B) to the Company's Amendment No. 1 to Schedule TO-I, dated February 27, 2013
(a)(5)(A)	Current Report on Form 8-K, filed on February 26, 2013	Filed on February 26, 2013
(a)(5)(B)	Current Report on Form 8-K, filed on February 26, 2013	Filed on February 26, 2013
(a)(5)(C)	Current Report on Form 8-K, filed on February 27, 2013	Filed on February 27, 2013
(a)(5)(D)	Annual Report on Form 10-K for the year ended December 31, 2012	Filed on February 27, 2013
(a)(5)(E)	Amendment No. 1 to a Current Report on Form 8-K/A, filed on February 27, 2013	Filed on February 28, 2013
(a)(5)(F)	Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed on March 1, 2013	Filed on March 1, 2013
(a)(5)(G)	Amendment No. 1 to the Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed on March 12, 2013	Filed on March 12, 2013
(a)(5)(H)	Amendment No. 2 to the Preliminary Proxy Statement pursuant to Section 14(a) of the Secrities Exchange Act of 1934, as amended, filed on March 15, 2013	Filed on March 15, 2013
(b)	Not applicable
(d)(1)
Indenture, dated as of March 12, 2008, between the Company, as issuer, and Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, a New York banking corporation, as security registrar, conversion agent and paying agent

Exhibit 4.1 to the Company’s Form 8-K, dated March 14, 2008
(d)(2)	Form of 1.875% Convertible Senior Note due 2028	Exhibit 4.2 to the Company’s Form 8-K, dated March 14, 2008
(d)(3)	Registration Rights Agreement, dated as of March 12, 2008, between Stillwater Mining Company and Deutsche Bank.	Exhibit 4.3 to the Company’s Form 8-K, dated March 14, 2008
(d)(4)	Amended and Restated General Employee Stock Plan, dated October 23, 2003	Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended September 30, 2003, filed on October 27, 2003
(d)(5)	409A Nonqualified Deferred Compensation Plan	Exhibit 10.34 to the Company's Form 10-K for the year ended December 31, 2005, filed on March 16, 2006
(d)(6)	2004 Equity Incentive Plan	Appendix A to the Proxy statement, dated April 29, 2004
(d)(7)	409A Non-Employee Directors Deferred Compensation Plan	Exhibit 10.1 to the Company's Form 8-K, dated May 9, 2005
(d)(8)	2012 Equity Incentive Plan	Appendix A to the Proxy statement, dated March 12, 2011
(g)	Not applicable
(h)	Not applicable